Filed Pursuant to Rule 433

Registration No. 333-175538

November 14, 2012

BB&T Corporation

Pricing Term Sheet

Medium-Term Notes (Senior), Series C

$500 million

1.450% Senior Notes due 2018

Issuer	BB&T Corporation

Security	1.450% Senior Notes due January 12, 2018

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$500,000,000

Security Type	SEC Registered Medium-Term Notes, Series C (Senior)

Maturity	January 12, 2018

Coupon	1.450%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	December 12, 2017

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Senior Notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days notice of redemption to the registered holder of the Senior Notes.

Benchmark Treasury	0.750% US Treasury due October 31, 2017

Spread to Benchmark Treasury	+85 bps

Benchmark Treasury Spot and Yield	100-19+; 0.625%

Price to Public	99.876% of face amount

Yield to Maturity	1.475%

Proceeds (Before Expenses) to Issuer	$498,880,000

Interest Payment Dates	January 12 and July 12 of each year, commencing July 12, 2013

Trade Date	November 14, 2012

Settlement Date	November 21, 2012

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FAM5 / US05531FAM59

Joint Bookrunners	Barclays Capital Inc. BB&T Capital Markets, a division of Scott & Stringfellow, LLC Deutsche Bank Securities Inc. Jefferies & Company, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling Barclays Capital Inc. toll free at 1-888-603-5847; BB&T Capital Markets, a division of Scott & Stringfellow, LLC at 804-787-8221; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; or Jefferies & Company Inc. at toll-free at 877-547-6340.